

April 20, 2017

Stacey Rauch
Chairman of the Board of Directors
Fiesta Restaurant Group
14800 Landmark Boulevard, Suite 500
Dallas, Texas 75254

Re: Fiesta Restaurant Group, Inc.
Preliminary Proxy Statement filed on Schedule 14A
PREC14A filing made on April 13, 2017 by Fiesta Restaurant Group, Inc.
File Number: 001-35373

Dear Ms. Rauch,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

<u>PREC14A filing made on April 13, 2017</u>

<u>Costs of Solicitation, page 9</u>

1. Please advise us, with a view toward revised disclosure, whether or not all of the information required by Item 4(b) has been provided. At present, the disclosures appear to have been narrowly limited to only the costs associated with the retention of a proxy solicitor. Refer to Instruction 1 of Item 4 of Schedule 14A.

<u>Proposal 1: Election of Directors, page 14</u>

2. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Fiesta Restaurant Group, Inc.
c/o Ms. Stacey Rauch
April 20, 2017
P a g e | 2

Proposal No. 2 - Advisory Vote, to Approve Executive Compensation, page 38

3. Disclose the current frequency of shareholder advisory votes on executive compensation. See Item 24 of Schedule 14A.

Incorporation by Reference, page 63

4. The first page of the proxy statement suggests that the Annual Report on Form 10-K will be mailed together with the proxy statement. Advise us, with a view towards revised disclosure, how the issuer intends to comply with Rule 14a-3(b) given the conflicting disclosure here that states mailing of the Form 10-K is conditioned upon the receipt of a written request.

Form of Proxy

5. By placing the number "6" ahead of the statement regarding the intended use of discretionary authority, the presentation of such matters could give the unintended impression that security holder authorization is first being sought. Please revise to remove this potential implication notwithstanding the apparent intentional omission of the voting boxes contemplated by Rule 14a-4(b)(1). In addition, please conform the intended use of discretionary authority outlined in "6" to the standard enunciated in Rule 14a-4(c)(1).

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Joseph A. Zirkman
Sr. V.P., General Counsel & Secretary
Fiesta Restaurant Group, Inc.